Exhibit 99.1

FOR IMMEDIATE RELEASE

VS Media Announces Strategic Acquisitions and Unveils Comprehensive Growth Strategies

Accelerating Growth, Expanding Global Reach, and Strengthening Profitability

to Drive Long-Term Shareholder Value

Hong Kong, February 18, 2025 — VS Media (Nasdaq: VSME), a digital marketing innovator that harnesses creators and influencers to craft compelling brand narratives, engage loyal audiences, and drive measurable sales, continues to strengthen its position in the social commerce space. Leveraging its extensive creator network as a powerful marketing and sales channel, VS Media effectively sources and sell products—both its own intellectual property rights (“IPs”) and those of its brand partners—through data-driven strategies. With its recent expansion into international product sourcing, the Company is enhancing product development, increasing profit margins, and driving global influence, further solidifying its leadership in the creator-driven commerce landscape.

Strategic Acquisitions:

1.	ST Meng PTE LTD: In January 2025, VS Media entered into a share purchase agreement and expects to close this week the acquisition of 21% of the entire issued share capital in ST MENG PTE. LTD (“ST Meng”), an international trading company based in Singapore. ST Meng reported preliminary unaudited revenues of approximately USD 6.25 million and a net profit of approximately USD 1.26 million for the thirteen months ended December 31, 2024, which included an extra month due to the change in its fiscal year end. This acquisition enhances VS Media’s product sourcing capabilities, supporting the development of proprietary product IPs while streamlining its supply chain and reducing reliance on external providers.

2.	MLink Limited: In December 2024, VS Media acquired 100% of MLINK LIMITED (“MLink”), a full-service agency based in Macau specializing in integrated digital marketing, public relations, media amplification, and influencer partnerships. MLink’s major clients include the Macau Arts & Culture Department, Macau Tourism Board, Wynn Macau, MGM Macau, and Galaxy Entertainment. MLink’s strong relationships with government agencies, luxury brands, and the tourism sector are expected to help VS Media expand its footprint in the region. MLink’s capabilities complement VS Media’s goal of increasing revenue from cross-border e-commerce and content marketing.

3.	CRUUSH Platform: In December 2024, VS Media entered into an asset purchase agreement with Shoptainment Limited to acquire CRUUSH , a “shoppertainment” platform that bridges influencer marketing with e-commerce. CRUUSH is powered by AI-driven influencer matching, real-time analytics, and an integrated marketplace that allows micro and nano-influencers to drive product sales. By leveraging big data analytics and live commerce strategies, CRUUSH is poised to become a critical player in the fast-growing influencer-driven e-commerce sector.

VS Media’s growth strategies in 2025 focuses on three key pillars :

1.	Building Proprietary Product IPs:

◌	Enhanced Product Sourcing: Through partnerships and acquisitions of international trading and sourcing companies like ST Meng, VS Media aims to diversify and strengthen its product sourcing channels. These partnerships should enable the Company to secure exclusive products and improve the efficiency of its supply chain.

◌	Collaborations with Manufacturers and Brands: The Company plans to partner with manufacturers, factories, and brands to develop unique products, thereby creating proprietary intellectual properties. Leveraging its extensive influencer network, overseas marketing expertise, and channel dominance, VS Media is implementing this strategy to establish its own brands. This approach is designed to lower costs, enhance pricing power, and maximize profitability while strengthening its competitive position in key markets.

2.	Increasing Profit Margins:

◌	Cost Reduction via Proprietary Products: By developing its own product IPs, VS Media anticipates reducing product costs and enhancing profitability. This should also allow the Company to innovate more freely, offering differentiated products that align with consumer trends, while maintaining greater control over pricing and brand positioning.

◌	Logistics Optimization: VS Media plans to enhance logistics efficiency by integrating its current platform with strategic partnerships or acquisitions of logistics companies. By optimizing its supply chain and leveraging its existing infrastructure, the company aims to achieve faster delivery times, lower operational expenses, and a seamless customer experience, further strengthening its market presence.

3.	Expanding Global Influence:

◌	Global Partnerships: VS Media plans to continue collaborating with global Multi-Channel Networks (“MCNs”), media companies, and creators to broaden its global fanbase. By leveraging strategic partnerships, the Company plans to expand its international audience reach and brand visibility.

◌	Strategic Acquisitions: The Company is exploring acquisitions of MCNs and creator networks in North America and Southeast Asia to strengthen its international presence. These acquisitions should allow VS Media to integrate well-established networks, increasing its foothold in key digital content and e-commerce markets.

These strategic initiatives and acquisitions are designed to create synergies that align with VS Media’s vision of becoming a global leader in digital media, social commerce, and content-driven e-commerce. By creating proprietary products, optimizing operations, and expanding its global footprint, VS Media is well-positioned for sustained growth and success. The integration of these acquisitions is expected to generate operational efficiencies, enhance cross-platform synergies, as well as drive sustained revenue growth and profitability.

“VS Media is undergoing an exciting transformation aimed at accelerating our growth, maximizing profitability, and driving shareholder value,” said Ivy Wong, CEO of VS Media. “Each of these initiatives represents a significant step forward in our evolution. The acquisition of ST Meng strengthens our product sourcing and supports our move into proprietary product development. MLink Limited expands our presence in Macau, opening up new revenue opportunities. Meanwhile, CRUUSH represents a groundbreaking opportunity designed to empower influencers, enabling them to monetize their content in ways never seen before. By strategically aligning our business with fast-growing markets, we are building a stronger, more scalable company that is well positioned for the future. This is an exciting time for VS Media, and I am confident that these initiatives will not only enhance our competitive advantage but also generate long-term value for our shareholders. We are committed to executing our vision with precision and look forward to delivering strong financial and operational results in the coming years.”

About VS Media:

VS Media Holdings Limited (NASDAQ:VSME) manages a network of leading digital creators across Asia Pacific that powers content-driven social commerce and offers local and effective marketing services to brands. Founded in 2013, VSME partners with over 1,500 creators and over 1,000 brands to promote and merchandise their products and services. The Company is currently growing internationally across Hong Kong, China, Taiwan, Singapore, and beyond. For more information, visit https://www.vs-media.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact Information:

Crescendo Communications, LLC

Tel: +1 212-671-1020

Email: vsme@crescendo-ir.com